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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED  PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS  THERETO FILED PURSUANT TO 13d-2(b)  (Amendment No.    )1

ML Media Partners, L.P.

(Name of Issuer)

Units of Limited Partnership Interests

(Title of Class of Securities)

55307J 10 2 (CUSIP Number)

September 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55307J 10 2	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Harmony Group II, LLC 13-3959664

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 11,468 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 11,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%

12	TYPE OF REPORTING PERSON* OO* * The Reporting Person is a limited liability company.

CUSIP No. 55307J 10 2	13G	Page 3 of 7

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bryan E. Gordon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 11,468 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 11,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,468

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 55307J 10 2	13G	Page 4 of 7

This Schedule 13G is filed pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934 as amended. The Reporting Persons (as defined below) and certain of their affiliated entities and other persons previously reported beneficial ownership of the Units of Limited Partnership Interests (the “Units”) of the Issuer on a Schedule 13D filed jointly with the Securities and Exchange Commission on December 12, 2001.

Item 1.	(a)	Name of issuer: ML Media Partners, L.P.

	(b)	Address of Issuer’s Principal Executive Offices:

Four World Financial Center – 23rd Floor New York, N.Y. 10080

Item 2.	(a)

Names of persons filing:

The names of the persons filing this Schedule 13G are The Harmony Group II, LLC, a Delaware limited liability company (“Harmony Group”); and Bryan E. Gordon (collectively, the “Reporting Persons”). Madison Capital Group, LLC, a Delaware limited liability company (“MCG”), and Madison Avenue Investment Partners, LLC, a Delaware limited liability company (“MAIP”) control a number of investment funds which, in addition to Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company (“Madison/OHI”), are the owners of the Units. Neither MCG, MAIP nor Madison/OHI, nor any of the entities controlled by either MCG or MAIP beneficially owns more than 5% of the Units.

The controlling member of MCG, MAIP and Madison/OHI is Harmony Group, of which Mr. Gordon is the Managing Director.

The Reporting Persons are making a single joint filing pursuant to
Rule 13d-1(k).

	(b)	Address of Principal Business Office or, if None, Residence: The business address of each of the Reporting Persons is P.O. Box 7533, Incline Village, Nevada 89452.

	(c)	Citizenship:

See Item 2(a), above. Mr. Gordon is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Units of limited partnership interests.

	(e)	CUSIP Number: 55307J 10 2

CUSIP No. 55307J 10 2	13G	Page 5 of 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Ownership by the Reporting Persons as of September 3, 2003 is incorporated by reference to Items 5 through 9 included on each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [            ].

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a), above.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

CUSIP No. 55307J 10 2	13G	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G is filed jointly on behalf of each of Harmony Group, and Bryan E. Gordon.

Dated as of: September 9, 2003

THE HARMONY GROUP II, LLC

By:    /s/    Bryan E. Gordon

Bryan E. Gordon, Managing Director

/s/    Bryan E. Gordon

Bryan E. Gordon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).

CUSIP No. 55307J 10 2	13G	Page 7 of 7

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the Units of Limited Partnership Interests of ML Media Partners, L.P. (“Units”), dated September 9, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Any previous joint filing agreement executed by undersigned with respect to the Units is hereby terminated.

Dated as of September 9, 2003.

THE HARMONY GROUP II, LLC

By:    /s/    Bryan E. Gordon

Bryan E. Gordon, Managing Director

/s/    Bryan E. Gordon

Bryan E. Gordon